Exhibit 17.3

From: DocCHBrown@aol.com [mailto:DocCHBrown@aol.com]
Sent: Tuesday, May 24, 2011 11:40 AM
To: Irving Rothstein
Subject: Re: Resignation

Irving .. thank you for correcting my resignation . I am therefore resigning from the  Board of Innovative Food Holdings, Inc. I have written several times about being sent shares that have already been promised and reported however to date have never received after numerous promises . I do not know what the appropriate rules are for disclosure for resignation . I would however want to make sure it is a full disclosure based on my beliefs written in yesterdays email . I believe I may become involved in a derivative lawsuit and wanted you to know . Chris Brown

In a message dated 5/24/2011 11:30:20 A.M. Eastern Daylight Time, IRothstein@fedkas.com writes:
Board of Innovative Food Holdings, Inc